SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                  C.A.A. CONFIRMS RYANAIR NO.1 FOR PUNCTUALITY
                               APRIL - JUNE 2004.

Ryanair, Europe's No.1 low fares airline, today (Wednesday, 20th October 04) was confirmed as the No.1 major airline for punctuality by the UK Civil Aviation Authority (CAA) for the 2nd quarter of 2004.

The UK official statistics confirmed Ryanair as the No. 1 major European Airline for punctuality with 85% of Ryanair flights arriving on time during April - June 2004. Recently released CAA annual punctuality statistics also confirmed Ryanair the most punctual major airline for 2003 and for the first quarter of 2004.

Commenting today, Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Ryanair's unbeatable record for punctuality is continuing throughout 2004. The CAA official statistics for all of last year and this year so far confirm that Ryanair is the No.1 major airline when it comes to punctuality.

        This year Ryanair will carry over 27 million passengers on 186 routes across 17 European countries, and our passengers are benefiting from Europe's lowest fares and best on-time record."


              CAA OFFICIAL STATISTICS - MAJOR AIRLINES PUNCTUALITY
                                APRIL - JUNE 04


   AIRLINE                                            % FLIGHTS ON-TIME
1.  RYANAIR                                                 85%
2.  LUFTHANSA                                               83%
3.  SAS                                                     82%
4.  FLYBE                                                   81%
5.  KLM                                                     81%
6.  AIR FRANCE                                              80%
7.  EASYJET                                                 79%
8.  BRITISH AIRWAYS                                         78%
9.  IBERIA                                                  76%
10. BMI                                                     76%
11. ALITALIA                                                75%
12. AER LINGUS                                              74%


(Source: CAA punctuality reports Apr-Jun 04 on major airlines)



Ends:                                   Wednesday, 20th October 2004

For further information:
Paul Fitzsimmons - Ryanair              Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                  Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    RYANAIR HOLDINGS PLC

Date:  20 October 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director